





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCA DEVELOPMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

569 Brookwood Village, Suite 901
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Byrd 205-545-2734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRAFTCPAs PLLC
(Name – *if individual, state last, first, middle name*)

555 Great Circle Rd.	Nashville	TN	37228
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lisa Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCA DEVELOPMENT, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa Byrd
Signature

President
Title

Regina G. Biddings
Notary Public

REGINA G. BIDDINGS
My Commission Expires
January 11, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Member's Equity
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCA DEVELOPMENT, LLC

(A wholly owned subsidiary of SC Affiliates, LLC)

SEC ID NO. 8-46677

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of SCA Development, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

BASIS FOR OPINION

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KraftCPAs PLLC · Certified Public Accountants and Consultants
555 Great Circle Road · Nashville, TN 37228 · phone: 615-242-7351 · fax: 615-782-4271 · kraftcpas.com

SUPPLEMENTAL INFORMATION

The supplementary information contained on pages 14 through 16 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of SCA Development, LLC's financial statements. The Supplemental Information is the responsibility of SCA Development, LLC's management. Our audit procedures included determining whether Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information on pages 14 through 16 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KraftCPAs PLLC

We have served as the Company's auditor since 2017.

Nashville, Tennessee
February 26, 2018

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS		
Cash	$	703,472
Prepaid expenses		15,600
Receivable from SC Affiliates, LLC		12,000
Total Assets	**$**	**731,072**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Payable to SC Affiliates, LLC	$	60,663
Commitments and Contingencies (See Note 5 and 6)		
Member's Equity		670,409
Total liabilities and member's equity	**$**	**731,072**

The accompanying notes are an integral part of these financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF OPERATIONS

Year Ended December 31, 2017

Revenues:		
Commissions	$	359,000
Interest Income		645
Total Revenues		359,645
Expenses:		
Salaries and benefits		101,215
Professional fees		63,367
Membership and filing fees		11,479
Insurance		24,307
Rent		22,884
Other operating expenses		19,005
Total Expenses		242,257
Net profit	$	117,388

The accompanying notes are an integral part of these financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2017

Member's Equity

Beginning of year	$	553,021
Net profit		117,388
End of year	$	**670,409**

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2017

Balance- January 1, 2017	$	-
Borrowings		-
Repayments		-
Balance- December 31, 2017	$	-

The accompanying notes are an integral part of these financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net profit	$	117,388
Adjustments to reconcile net profit to net cash provided by operating activities		
Changes in assets and liabilities:		
Prepaid expenses		(4,407)
Net change in receivable from and payable to SC Affiliates, LLC		55,730
Net cash provided by operating activities		168,711
Net increase in cash		168,711
Cash		
Beginning of year		534,761
End of year	**$**	**703,472**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Nature of Business

On December 31, 2008, SCA Development, LLC (Company) was formed by its sole member, SC Affiliates, LLC (SCA). The Company was formed to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities located throughout the United States of America, to practicing physicians. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of SCA and is included in the consolidated financial statements of SCA. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Risks and Uncertainties

SCA operates in a highly regulated industry and is required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- Licensure, certification, and accreditation,
- Coding and billing for services,
- Relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- Quality of medical care,
- Use and maintenance of medical supplies and equipment,
- Maintenance and security of medical records,
- Acquisition and dispensing of pharmaceuticals and controlled substances, and
- Disposals of medical hazardous waste.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Many of these laws and regulations are expansive, and SCA does not have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcements of these laws and regulations could subject SCA's current or past practices to allegations of impropriety or illegality or could require SCA to make changes in its investment structure, facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If SCA is deemed to have failed to comply with applicable laws and regulations, it could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of its licenses to operate on or more of its facilities, and (3) exclusion of suspension of one or more of its facilities from participation in the Medicare, Medicaid, and other federal and state health care programs.

Given the nature of SCA's business, they are subject from time to time to various lawsuits which, depending on their outcome, may have a negative effect on SCA and, in turn, the Company.

All commissions earned for the year ended December 31, 2017 were derived from transactions with SCA.

Revenue Recognition

Revenues, which consist of commissions from the sale of limited partnership units sold by the Company, are recognized at the transaction closing date as long as there are no contingencies related to the sale. When contingencies are present, recognition of commissions are postponed until all such contingencies have been removed from the sales transaction.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2017.

Expense Sharing Agreement

The Company is part of an expense sharing agreement with SCA such that certain general and administrative expenses are allocated to the Company primarily based on the proportion of space occupied and resources utilized. All appropriate allocations have been made as of December 31, 2017 and are included in the accompanying statement of operations.

Salaries and Benefits

The Company does not have any full-time employees. Salaries and benefits for SCA employees working on Company business are allocated to the Company in accordance with the expense sharing agreement.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a single member limited liability company, the Company is not a tax paying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements.

The Company's results of operations for the year ended December 31, 2017, are included in SCA's consolidated federal income tax return. For state income tax purposes, the Company's results of operations are included in SCA's state income tax returns. The Company does not have a formal tax sharing agreement in place with SCA for 2017.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by United States federal, state or local authorities for years before 2014.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 26, 2018, which represents the date the financial statements were available for issuance.

Recent Accounting Pronouncements

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-08-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-08") Principal versus Agent Considerations Reporting Revenue Gross versus Net as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-08 defines a situation when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party. An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.

The Company plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-08 to have a material impact on the Company's results of operations or financial condition.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements-(Cont.)

In April 2016, the FASB issued ASU 2016-10-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Identifying Performance Obligations and Licensing as a supplement/amendment to ASU 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-10 updates the requirements of Identifying Performance Obligations and Licensing Implementation Guidance. The Company plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In May 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-12-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-12") Narrow-Scope Improvements and Practical Expedients as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-12 provides additional improvements and practical expedients. The Company plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-12 to have a material impact on the Company's results of operations or financial condition. The amendment is effective for fiscal years beginning after December 15, 2017.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company's results of operations or financial condition.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements-(Cont.)

In December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-20—Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. ASU 2016-20 narrows certain aspects of the guidance issued in Update 2014-09. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-20 to have a material impact on the Company's results of operations or financial condition.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash in a bank account at a high credit quality financial institution. Throughout the year ended December 31, 2017, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3 – DISTRIBUTION TO PARENT COMPANY

During the year ended December 31, 2017, the Company did not pay a non-cash distribution.

NOTE 4 – DEFINED CONTRIBUTION PLAN

SCA has a profit sharing plan that covers substantially all full-time employees. Contributions to the plan are made at the sole discretion of management. During the year ended December 31, 2017, an allocation of $2,754 related to these contributions to the plan was charged to operations.

NOTE 5 – RELATED PARTY TRANSACTIONS

Due to the nature of the Company's business, all of its transactions are with related parties. The related parties consist of various SCA outpatient health care facilities, which buy and sell limited Company interests during the year. All commissions are derived from transactions with these facilities. Additionally, SCA pays all of the Company's expenses and is reimbursed by the Company. Total expenses allocated to the Company from SCA were approximately $129,000 for the year ended December 31, 2017. The gross amounts due from and to these related parties from the Company at December 31, 2017, are shown on the statement of financial condition under the captions *Receivable from SC Affiliates, LLC* and *Payable to SC Affiliates, LLC*.

NOTE 6 – CONTINGENCIES

SCA operates in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings, some of which could directly affect the Company, can be expected to be instituted or asserted against SCA. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect the Company's results of operations and financial position in a given period.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $642,809 which was $637,809 in excess of its required net capital which is the greater of $5,000 or 6-2/3 percent of its aggregate indebtedness. The Company's net capital ratio was .09 to 1.

NOTE 8 – ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

Computation of net capital

Total member's equity qualified for net capital	$	670,409
Deductions for non-allowable assets:		
Prepaid expenses		15,600
Receivable from SC Affiliates, LLC		12,000
Total deductions and/or charges		27,600
Net capital	$	642,809
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3 % of aggregate indebtedness)	$	4,044
Minimum dollar net capital requirement	$	5,000
Minimum net capital required	$	5,000
Excess net capital	$	637,809
Excess net capital at 1,000% (net capital less greater of 10% of	$	636,743
aggregate indebtedness or 120% of minimum net capital		
Total aggregate indebtedness	$	60,663
Ratio of aggregate indebtedness to net capital		0.94 to 1

SCHEDULE II

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) thereof.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

SCHEDULE III - RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital-			
Total member's equity from statement of financial condition	$ 670,409	670,409	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Receivable from SC Affliates, LLC	12,000	12,000	-
Prepaid expenses	15,600	15,600	-
Total deductions and/or charges	27,600	27,600	-
Net capital	642,809	642,809	-
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 637,809	$ 637,809	$ -
Total aggregate indebtedness	$ 60,663	$ 60,663	$ -
Ratio of aggregate indebtedness to net capital	0.94 to 1	0.94 to 1	

SCA Development, LLC
(a wholly owned subsidiary of SC Affiliates, LLC)

Broker-Dealer Annual Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2017

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

Member
SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which *(a)* SCA Development, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which SCA Development, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and *(b)* SCA Development, LLC stated that SCA Development, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SCA Development, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SCA Development, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

KraftCPAs PLLC

Nashville, Tennessee
February 26, 2018

KraftCPAs PLLC • Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • phone: 615-242-7351 • fax: 615-782-4271 • kraftcpas.com

SCA DEVELOPMENT, LLC
569 Brookwood Village, Suite 901
Birmingham, AL 35209

THE EXEMPTION REPORT

We as members of management of SCA Development, LLC, (the company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and
(2) We met the identified exemption provisions throughout the most recent fiscal year 2017 without exception.

I, Lisa Byrd, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Lisa Byrd
President and Principal, SCA Development, LLC

February 26, 2018